Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS SECOND-QUARTER 2012 RESULTS

MONTERREY, MEXICO, JULY 20, 2012– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached U.S.$3.9 billion during the second quarter of 2012, an increase of 1% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2011. Operating EBITDA increased by 11% during the quarter to U.S.$702 million versus the same period in 2011. On a like-to-like basis, operating EBITDA increased by 22% in the same period.

CEMEX’s Consolidated Second-Quarter 2012 Financial and Operational Highlights

•	The increase in consolidated net sales on a like-to-like basis was due to higher prices in local currency terms in all our regions.

•	Operating EBITDA increased during the quarter by 11% and, on a like-to-like basis, by 22%.

•	Operating EBITDA margin grew by 3 percentage points on a year-over-year basis reaching 18.2%.

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$21 million, compared with negative U.S.$40 million in the same quarter of 2011.

•	Operating income in the second quarter increased by 43%, to U.S.$368 million.

Fernando A. González, Executive Vice President of Finance and Administration, said: “We are pleased with our 22% growth in operating EBITDA, on a like-to-like basis, on back of a 1% percent growth in consolidated net sales. This is the highest EBITDA generation since the third quarter of 2009 and the fourth consecutive quarter with a year-over-year EBITDA increase.

Our operating EBITDA margin increased by 3 percentage points and was the highest in almost three years, reflecting an improvement in pricing and volume in several of our regions as well as the continued success of our transformation effort. We are particularly pleased with the quarterly performance of our operations in the United States, South, Central America and the Caribbean and Asia regions.

We remain focused on our transformation process and expect an incremental improvement of 200 million dollars in our steady-state EBITDA during 2012, reaching a run rate of 400 million dollars by the end of this year.

We also continue to be confident in our ability to meet all of our financial obligations.”

Consolidated Corporate Results

During the second quarter of 2012, controlling interest net income was a loss of U.S.$187 million, an improvement over the loss of U.S.$209 million in the same period last year.

Total debt plus perpetual notes decreased U.S.$529 million during the quarter.

Geographical Markets Second-Quarter 2012 Highlights

Net sales in our operations in Mexico decreased 14% in the second quarter of 2012 to U.S.$833 million, compared with U.S.$968 million in the second quarter of 2011. Operating EBITDA decreased by 4% to U.S.$300 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$795 million in the second quarter of 2012, up 15% from the same period in 2011. Operating EBITDA increased to U.S.$27 million in the quarter, versus the loss of U.S.$17 million in the same quarter of 2011.

In Northern Europe, net sales for the second quarter of 2012 decreased 18% to U.S.$1,100 million, compared with U.S.$1,345 million in the second quarter of 2011. Operating EBITDA was U.S.$122 million for the quarter, 19% lower than the same period last year.

Second-quarter net sales in the Mediterranean region were U.S.$384 million, 20% lower compared with U.S.$477 million during the second quarter of 2011. Operating EBITDA decreased 23% to U.S.$96 million for the quarter versus the comparable period in 2011.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$529 million during the second quarter of 2012, representing an increase of 20% over the same period of 2011. Operating EBITDA increased 58% to U.S.$189 million in the second quarter of 2012, from U.S.$120 million in the second quarter of 2011.

Operations in Asia reported a 10% increase in net sales for the second quarter of 2012, to U.S.$142 million, versus the second quarter of 2011, and operating EBITDA for the quarter was U.S.$30 million, up 35% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.